Exhibit 99.1

Jupai Reports Third Quarter 2021 Results

SHANGHAI —December 13, 2021 — Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced its unaudited financial results for the third quarter of 2021 and the nine months ended September 30, 2021.

THIRD QUARTER 2021 AND NINE MONTHS ended September 30, 2021 FINANCIAL HIGHLIGHTS

●

Net revenues in the third quarter of 2021 were RMB109.3 million, an increase of 28.4% from the corresponding period in 2020. For the nine months ended September 30, 2021, net revenues were RMB288.6 million, a decrease of 0.5% from the corresponding period in 2020.

For the quarter ended September 30
(RMB '000, except percentages)	Q3 2020	Q3 2020%	Q3 2021	Q3 2021%	YoY Change %
One-time commissions	36,295	42.6%	54,742	50.1%	50.8%
Recurring management fees	22,400	26.3%	25,604	23.4%	14.3%
Recurring service fees	26,445	31.1%	28,962	26.5%	9.5%
Total net revenues	85,140	100.0%	109,308	100.0%	28.4%

For the nine months ended September 30
(RMB '000, except percentages)	9M 2020	9M 2020%	9M 2021	9M 2021%	YoY Change %
One-time commissions	123,576	42.6%	125,539	43.5%	1.6%
Recurring management fees	80,390	27.7%	72,528	25.1%	-9.8%
Recurring service fees	86,199	29.7%	90,573	31.4%	5.1%
Total net revenues	290,165	100.0%	288,640	100.0%	-0.5%

●

Income from operations in the third quarter of 2021 was RMB14.0 million, as compared to loss from operations of RMB15.0 million from the corresponding period in 2020. For the nine months ended September 30, 2021, income from operations was RMB17.7 million, as compared to loss from operations of RMB41.1 million from the same period in 2020.

●

Net loss attributable to ordinary shareholders in the third quarter of 2021 was RMB33.4 million, as compared to RMB3.0 million from the corresponding period in 2020. For the nine months ended September 30, 2021, net loss attributable to ordinary shareholders was RMB27.5 million, as compared to RMB33.4 million from the same period in 2020.

●

Adjusted net income attributable to ordinary shareholders (non-GAAP1) in the third quarter of 2021 was RMB0.9 million, as compared to adjusted net loss attributable to ordinary shareholders of RMB2.7 million from the corresponding period in 2020. For the nine months ended September 30, 2021, non-GAAP net income attributable to ordinary shareholders was RMB10.6 million, as compared to adjusted net loss attributable to ordinary shareholders of RMB30.0 million from the same period in 2020.

THIRD QUARTER 2021 AND NINE MONTHS ENDED sEPTEMBER 30, 2021 OPERATIONAL UPDATES

●	Total number of active clients[2] during the third quarter of 2021 was 516, as compared to 712 active clients during the third quarter of 2020.
●

The aggregate value of wealth management products distributed by the Company during the third quarter of 2021 was RMB1.9 billion, a 2.6% decrease from the corresponding period in 2020. For the nine months ended September 30, 2021, the aggregate value of wealth management products distributed by the Company was RMB5.7 billion, a 7.0% increase from the same period in 2020.

[1]	Jupai’s non-GAAP financial measures are derived from adjusting the corresponding GAAP financial measures by excluding the effects of share-based compensation and loss on litigation.
[2]	“Active clients” for a given period refer to clients who purchase wealth management products distributed by Jupai at least once during that given period.

Wealth management products distributed by the Company - breakdown by product type

	Three months ended				Nine months ended
	September 30, 2020		September 30, 2021		September 30, 2020		September 30, 2021
Product type	(RMB in millions, except percentages)				(RMB in millions, except percentages)
Fixed income products	1,100	56%	1,362	72%	3,283	62%	4,014	71%
Private equity products	378	19%	97	5%	1,003	19%	326	6%
Secondary market equity fund products	438	23%	364	19%	892	17%	1,104	20%
Other products	39	2%	82	4%	112	2%	216	3%
All products	1,955	100%	1,905	100%	5,290	100%	5,660	100%

●	Jupai’s coverage network as of September 30, 2021 included 29 client centers covering 28 cities, as compared to 35 client centers covering 33 cities as of September 30, 2020.
●	Total assets under management[3] as of September 30, 2021 were RMB31.8 billion, as compared to RMB34.7 billion from September 30, 2020.

Assets under management – breakdown by product type

	As of
	September 30, 2020		September 30, 2021
Product type	(RMB in millions, except percentages)
Fixed income products	10,298	30%	10,079	32%
Private equity products	22,243	64%	19,398	61%
Secondary market equity fund products	946	3%	1,147	3%
Other products	1,211	3%	1,171	4%
All products	34,698	100%	31,795	100%

“In the third quarter of 2021, investment sentiment among high-net-worth individuals remained stable as China’s economy saw steady growth despite increasing challenges globally in the face of the spreading pandemic,” said Mr. Jianda Ni, Jupai’s chairman of the board and chief executive officer. “Jupai remained committed to corporate transformation and experienced continued improvement in business performance, with net revenue growing 28.4% over the same period last year to RMB109.3 million. We remain optimistic about the prospects for China’s wealth management industry and believe Jupai’s capabilities strongly position us to seize opportunities and participate in the long-term development of the industry.”

“We are encouraged to see Jupai achieve strong results in the third quarter as we continued to improve our operational capabilities,” said Ms. Min Liu, Jupai’s chief financial officer. “Our operating margin was 12.8%, the highest since the third quarter of 2018. We will continue to implement our ‘Asset Transparency System strategy’ and focus on improving customer experience, while expanding our portfolio of diverse high-quality products and services for China’s high-net-worth individuals.”

[3]

“Assets under management” or “AUM” of Jupai refers to the amount of capital contributions made by investors to the funds managed by the Company, for which the Company is entitled to receive management fees. The amount of AUM of Jupai is recorded and carried based on the historical cost of the contributed assets instead of fair market value of assets for almost all AUM of Jupai. For assets denominated in currencies other than Renminbi, the AUM are translated into Renminbi upon their contribution, without interim value adjustments solely due to changes in foreign exchange rates. As a result, Jupai’s management fees for almost all its AUM are calculated based on the historical cost balance of the AUM.

THIRD QUARTER 2021 AND NINE MONTHS ENDED SEPTEMBER 30, 2021 FINANCIAL RESULTS

Net Revenues

Net revenues for the third quarter of 2021 were RMB109.3 million, a 28.4% increase from the corresponding period in 2020, primarily due to increases in one-time commissions and recurring management fees. Net revenues were RMB288.6 million for the nine months ended September 30, 2021, a decrease of 0.5% from the same period in 2020.

●

Net revenues from one-time commissions for the third quarter of 2021 were RMB54.7 million, a 50.8% increase from the corresponding period in 2020, primarily due to the change in product mix. For the nine months ended September 30, 2021, net revenues from one-time commissions were RMB125.5 million, an increase of 1.6% from the same period in 2020, primarily as a result of an increase in the aggregate value of wealth management products distributed by the Company.

●

Net revenues from recurring management fees for the third quarter of 2021 were RMB25.6 million, a 14.3% increase from the corresponding period in 2020, primarily due to the change in product mix. RMB1.7 million and RMB6.3 million carried interest was recognized as part of Jupai’s recurring management fees in the third quarter of 2021 and 2020, respectively. For the nine months ended September 30, 2021, net revenues from recurring management fees were RMB72.5 million, a 9.8% decrease from the same period in 2020. RMB2.0 million and RMB11.8 million carried interest was recognized as part of Jupai’s recurring management fees for the nine months ended September 30, 2021 and 2020 respectively, primarily due to the decrease in the value of assets under management.

●

Net revenues from recurring service fees for the third quarter of 2021 were RMB29.0 million, a 9.5% increase from the corresponding period in 2020. The Company recognized RMB5.2 million and RMB5.3 million variable performance fees in the third quarter of 2021 and 2020, respectively. For the nine months ended September 30, 2021, net revenues from recurring service fees were RMB90.6 million, a 5.1% increase from the same period in 2020. The Company recognized RMB24.8 million and RMB7.3 million variable performance fees for the nine months ended September 30, 2021 and 2020 respectively, primarily because the Company provided ongoing services to more product suppliers.

Operating Costs and Expenses

Operating costs and expenses for the third quarter of 2021 were RMB95.3 million, a decrease of 4.8% from the corresponding period in 2020. For the nine months ended September 30, 2021, operating costs and expenses were RMB270.9 million, a decrease of 18.2% from the same period in 2020.

●

Cost of revenues for the third quarter of 2021 was RMB42.6 million, an increase of 2.5% from the corresponding period in 2020. For the nine months ended September 30, 2021, cost of revenues was RMB121.9 million, a decrease of 26.4% from the same period in 2020, which was primarily due to decrease in headcount of wealth management advisors and client managers.

●

Selling expenses for the third quarter of 2021 were RMB23.7 million, an increase of 4.1% from the corresponding period in 2020. For the nine months ended September 30, 2021, selling expenses were RMB59.0 million, a decrease of 11.8% from the same period in 2020, primarily due to the decrease in marketing and promotion activities.

●

General and administrative expenses for the third quarter of 2021 were RMB32.5 million, a decrease of 10.6% from the corresponding period in 2020. For the nine months ended September 30, 2021, general and administrative expenses were RMB95.5 million, a decrease of 16.5% from the same period in 2020. Those decreases were mainly due to continuous improvement in operating efficiency.

●

Government subsidies received by the Company for the third quarter of 2021 was RMB3.5 million, an increase of 535.0% from the corresponding period in 2020. For the nine months ended September 30, 2021, government subsidies were RMB5.4 million, a decrease of 65.7% from the same period in 2020. Government subsidies were recorded when received, with their availability and amount dependent upon government policies.

Operating margin for the third quarter of 2021 was 12.8%, as compared to negative 17.6% (-17.6%) for the corresponding period in 2020. For the nine months ended September 30, 2021, operating margin was 6.1%, compared to negative 14.2% (-14.2%) for the same period in 2020.

Income tax expenses for the third quarter of 2021 were RMB0.4 million, a decrease of 103.7% from the corresponding period in 2020, primarily due to taxable losses for the third quarter of 2021. For the nine months ended September 30, 2021, income tax expenses were RMB0.6 million, a decrease of 20.3% from the same period in 2020.

Net Income

●	Net Income
●

Net loss attributable to ordinary shareholders for the third quarter of 2021 was RMB33.4 million, as compared to RMB3.0 million from the corresponding period in 2020. For the nine months ended September 30, 2021, net loss attributable to ordinary shareholders was RMB27.5 million, as compared to RMB33.4 million from the same period in 2020.

●

Net margin attributable to ordinary shareholders for the third quarter of 2021 was negative 30.6% (-30.6%), as compared to negative 3.5% (-3.5%) from the corresponding period in 2020. For the nine months ended September 30, 2021, net margin attributable to ordinary shareholders was negative 9.5% (-9.5%), compared to negative 11.5% (-11.5%) for the same period in 2020.

●

Net loss attributable to ordinary shareholders per basic and diluted American depositary share (“ADS”) for the third quarter of 2021 was RMB1.01 and RMB1.01, respectively, as compared to RMB0.09 and RMB0.09, respectively, from the corresponding period in 2020. For the nine months ended September 30, 2021, net loss attributable to ordinary shareholders per basic and diluted ADS was RMB0.83 and RMB0.83, respectively, as compared to RMB1.00 and RMB1.00, respectively, for the same period in 2020.

●	Adjusted Net Income (non-GAAP)
●

Adjusted net income attributable to ordinary shareholders (non-GAAP) for the third quarter of 2021 was RMB0.9 million, as compared to adjusted net loss attributable to ordinary shareholders of RMB2.7 million from the corresponding period in 2020. For the nine months ended September 30, 2021, non-GAAP net income attributable to ordinary shareholders was RMB10.6 million, as compared to adjusted net loss attributable to ordinary shareholders of RMB30.0 million from the same period in 2020.

●

Adjusted net margin attributable to ordinary shareholders (non-GAAP) for the third quarter of 2021 was 0.8%, as compared to negative 3.2% (-3.2%) from the corresponding period in 2020. For the nine months ended September 30, 2021, non-GAAP net margin attributable to ordinary shareholders was 3.7%, as compared to negative 10.3% (-10.3%) for the same period in 2020.

●

Adjusted net income attributable to ordinary shareholders per diluted ADS (non-GAAP) for the third quarter of 2021 was RMB0.03, as compared to adjusted net loss attributable to ordinary shareholders per diluted ADS (non-GAAP) of RMB0.08 from the corresponding period in 2020. For the nine months ended September 30, 2021, non-GAAP net income attributable to ordinary shareholders per diluted ADS was RMB0.32, as compared to adjusted net loss attributable to ordinary shareholders per diluted ADS (non-GAAP) of RMB0.90 for the same period in 2020.

Repurchase of Shares

As of December 3, 2021, we had repurchased 1,088,076 ADSs as part of the Company’s share repurchase program of up to US$10 million announced in February 2020, at a total cost of US$1,347,579 inclusive of transaction charges and related fees.

Balance Sheet and Cash Flow

As of September 30, 2021, the Company had RMB619.3 million in cash, cash equivalents and restricted cash, as compared to RMB657.2 million as of December 31, 2020.

Net cash provided by operating activities during the third quarter of 2021 was RMB4.9 million, as compared to net cash used in operating activities of RMB17.4 million from the corresponding period in 2020. For the nine months ended September 30, 2021, net cash provided by operating activities was RMB2.1 million, as compared to RMB3.2 million from the corresponding period in 2020. Those changes were primarily due to the change in working capital.

Net cash provided by investing activities during the third quarter of 2021 was RMB17.5 million, as compared to net cash used in investing activities of RMB25.2 million from the corresponding period in 2020. For the nine months ended September 30, 2021, net cash used in investing activities was RMB40.0 million, as compared to RMB42.4 million from the corresponding period in 2020. Those changes were primarily due to the collection of short term loan.

Net cash used in financing activities during the third quarter of 2021 was nil, the same as the corresponding period in 2020. For the nine months ended September 30, 2021, net cash used in financing activities was nil, as compared to RMB7.1 million from the corresponding period in 2020, primarily due to the repurchase of shares in 2020.

UPDATE ON JUZHOU LAWSUIT

In June 2016, Juzhou Assets Management (Shanghai) Co., Ltd. (“Juzhou Assets”), one of the consolidated affiliated entities of the Company, established the Juzhou Intelligent Manufacturing 2018 Private Equity Investment Fund (the “Fund”). A substantial portion of the Fund had been misappropriated by the controlling person of an enterprise invested by the Fund. The controlling person, who is not a director, officer or employee of the Company, has been suspected of contract fraud. The investors of the Fund filed a series of lawsuits against Juzhou Assets and its parent Shanghai Jupai Investment Group Co., Ltd. (“Shanghai Jupai”), for their losses. Due to these lawsuits, the Company has made a RMB40.90 million provision in its financial statements. As of today, Juzhou Assets and Shanghai Jupai have applied for retrial of one of these cases and the actual amount of losses still remains uncertain and unpredictable. The Company will take various actions seeking to mitigate risk exposure of such lawsuits, including vigorously proceeding with the retrial and seeking other judicial relief.

CONFERENCE CALL

Jupai’s management will host an earnings conference call on December 13, 2021 at 7:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time).

Please register in advance for the conference call using the link provided below. Upon registering, you will be provided with a calendar invite with participant dial-in numbers, passcode, and a unique access pin by email. To join the conference, simply dial the number you receive after preregistering, enter the passcode followed by your pin, and you will join the conference instantly.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/2595019

A replay of the conference call may be accessed by phone at the following number until December 20, 2021:

U.S./International:	+1-855-452-5696 or +61-2-8199-0299
Mainland China:	400-602-2065
Hong Kong:	800-963-117
Singapore:	800-616-2305
Passcode:	2595019

Additionally, a live and archived webcast will be available at http://jupai.investorroom.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and loss on litigation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures as set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation and loss on litigation, to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income attributable to ordinary shareholders, non-GAAP net income attributable to ordinary shares per diluted ADS and non-GAAP net margin attributable to ordinary shareholders provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares, share options and loss on litigation. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT JUPAI HOLDINGS LIMITED

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jupai's strategic and operational plans, contain forward-looking statements. Jupai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jupai’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the goals and strategies of the Company and the Company’s ability to manage its growth and implement its business strategies; future business development, financial condition and results of operations of the Company; condition of the wealth management market in China and internationally; the demand for and market acceptance of the products the Company distributes; the Company’s ability to maintain and further grow its active high-net-worth client base and maintain or increase the amount of investment by clients; developments in relevant government policies and regulations relating to the Company’s industry and the Company’s ability to comply with those policies and regulations; the Company’s ability to attract and retain quality employees; the Company’s ability to adapt to potential uncertainties in China’s real estate industry and stay abreast of market trends and technological advances; the results of the Company’s investments in research and development to enhance its product choices and service offerings; general economic and business conditions in China; and the Company’s ability to protect its reputation and enhance its brand recognition. Further information regarding these and other risks is included in Jupai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Jupai does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Jupai Investor Relations

Email: ir@jpinvestment.cn

Philip Lisio

The Foote Group

Phone: +86 (10) 8429 9544

Email: Jupai-IR@thefootegroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Jupai Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In RMB or USD, as indicated)

	As of
	December 31,	September 30,	December 31,	September 30,
	2020	2021	2020	2021
	RMB'000	RMB'000	USD[4]'000	USD[5]'000
Assets
Current assets:
Cash and cash equivalents	630,417	603,422	96,616	93,650
Restricted cash	26,819	15,909	4,110	2,469
Short-term investment	-	817	-	127
Accounts receivable	7	24	1	4
Other receivables	61,255	67,441	9,388	10,466
Amounts due from related parties	20,182	20,813	3,093	3,230
Other current assets	16,034	13,750	2,457	2,134
Total current assets	754,714	722,176	115,665	112,080
Long-term investments	218,950	200,000	33,556	31,040
Investment in affiliates	100,342	126,240	15,378	19,592
Amounts due from related parties — non-current	229,155	228,930	35,119	35,529
Property and equipment, net	17,094	15,229	2,620	2,364
Intangible assets, net	34,177	31,556	5,238	4,897
Other non-current assets	13,539	11,828	2,075	1,836
Right-of-use assets	39,119	32,374	5,995	5,024
Deferred tax assets	4,312	4,161	661	646
Total Assets	1,411,402	1,372,494	216,307	213,008
Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	57,926	43,751	8,877	6,790
Income tax payable	85,592	84,982	13,118	13,189
Other tax payable	2,644	2,056	405	319
Amounts due to related parties — current	16,626	16,711	2,548	2,594
Deferred revenue from related parties	10,364	4,489	1,588	697
Deferred revenue	8,599	14,391	1,318	2,233
Other current liabilities	59,760	81,913	9,159	12,713
Total current liabilities	241,511	248,293	37,013	38,535
Deferred revenue — non-current from related parties	11,425	365	1,751	57
Deferred revenue — non-current	1,284	1,179	197	183
Operating Lease Liabilities — non-current	12,620	12,864	1,934	1,996
Total Liabilities	266,840	262,701	40,895	40,771
Equity	1,144,562	1,109,793	175,412	172,237
Total Liabilities and Total Shareholders' Equity	1,411,402	1,372,494	216,307	213,008

[4]

The conversion of Renminbi (RMB) into U.S. dollars (US$) in this column is based on the noon buying rate on December 31, 2020, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB 6.525 to US$1.00.

[5]

The conversion of Renminbi (RMB) into U.S. dollars (US$) in this column is based on the noon buying rate on September 30, 2021, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB 6.4434 to US$1.00.

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB or USD, as indicated, except for ADS data and per ADS data)

	Three months ended
	September 30,	September 30,	September 30,	September 30,
	2020	2021	2020	2021
	RMB'000	RMB'000	USD[6]'000	USD[7]'000
Revenues
Third party revenues	48,756	76,749	7,181	11,911
Related party revenues	36,909	33,080	5,436	5,134
Total revenues	85,665	109,829	12,617	17,045
Taxes and surcharges	(525)	(521)	(77)	(81)
Net revenues	85,140	109,308	12,540	16,964
Operating costs and expenses:
Cost of revenues	(41,562)	(42,598)	(6,121)	(6,611)
Selling expenses	(22,794)	(23,721)	(3,357)	(3,681)
General and administrative expenses	(36,353)	(32,496)	(5,355)	(5,043)
Government subsidies	553	3,509	81	544
Total operating cost and expenses	(100,156)	(95,306)	(14,752)	(14,791)
Income (loss) from operations	(15,016)	14,002	(2,212)	2,173
Interest income	953	2,028	140	315
Investment income (loss)	431	(11,888)	64	(1,845)
Other loss	(485)	(759)	(71)	(118)
Loss on litigation	-	(40,895)	-	(6,347)
Total other income (loss)	899	(51,514)	133	(7,995)
Loss before taxes and loss from equity in affiliates	(14,117)	(37,512)	(2,079)	(5,822)
Income tax benefit (expense)	10,563	(395)	1,556	(61)
Gain (loss) from equity in affiliates	2,001	(1,019)	295	(158)
Net loss	(1,553)	(38,926)	(228)	(6,041)
Net loss (income) attributable to non-controlling interests	(1,416)	5,479	(209)	850
Net loss attributable to ordinary shareholders	(2,969)	(33,447)	(437)	(5,191)
Net loss per ADS:
Basic	(0.09)	(1.01)	(0.01)	(0.16)
Diluted	(0.09)	(1.01)	(0.01)	(0.16)
Weighted average number of ADSs used in computation:
Basic	33,314,139	33,218,019	33,314,139	33,218,019
Diluted	33,314,139	33,226,010	33,314,139	33,226,010

[6]

The conversion of data from Renminbi (RMB) into U.S. dollars (US$) for three months ended and nine months ended September 30, 2020 in this table and the following tables is based on the noon buying rate on September 30, 2020, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB 6.7896 to US$1.00.

[7]

The conversion of data from Renminbi (RMB) into U.S. dollars (US$) for three months ended and nine months ended September 30, 2021 in this table and the following tables is based on the noon buying rate on September 30, 2021, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB 6.4434 to US$1.00.

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB or USD, as indicated, except for ADS data and per ADS data)

	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2020	2021	2020	2021
	RMB'000	RMB'000	USD'000	USD'000
Revenues
Third party revenues	171,405	195,498	25,245	30,341
Related party revenues	119,832	94,025	17,650	14,592
Total revenues	291,237	289,523	42,895	44,933
Taxes and surcharges	(1,072)	(883)	(158)	(137)
Net revenues	290,165	288,640	42,737	44,796
Operating costs and expenses:
Cost of revenues	(165,701)	(121,905)	(24,405)	(18,919)
Selling expenses	(66,834)	(58,955)	(9,844)	(9,150)
General and administrative expenses	(114,387)	(95,463)	(16,847)	(14,815)
Government subsidies	15,686	5,383	2,310	835
Total operating cost and expenses	(331,236)	(270,940)	(48,786)	(42,049)
Income (loss) from operations	(41,071)	17,700	(6,049)	2,747
Interest income	3,582	5,365	528	833
Investment income (loss)	2,228	(12,507)	328	(1,941)
Other income (loss)	1,304	(1,021)	192	(159)
Loss on litigation	-	(40,895)	-	(6,347)
Total other income (loss)	7,114	(49,058)	1,048	(7,614)
Loss before taxes and loss from equity in affiliates	(33,957)	(31,358)	(5,001)	(4,867)
Income tax expense	(755)	(602)	(111)	(93)
Loss from equity in affiliates	(2,494)	(1,447)	(368)	(225)
Net loss	(37,206)	(33,407)	(5,480)	(5,185)
Net loss attributable to non-controlling interests	3,852	5,885	567	914
Net loss attributable to ordinary shareholders	(33,354)	(27,522)	(4,913)	(4,271)
Net loss per ADS:
Basic	(1.00)	(0.83)	(0.15)	(0.13)
Diluted	(1.00)	(0.83)	(0.15)	(0.13)
Weighted average number of ADSs used in computation:
Basic	33,480,325	33,222,030	33,480,325	33,222,030
Diluted	33,480,325	33,280,053	33,480,325	33,280,053

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB or USD, as indicated)

	Three months ended
	September 30,	September 30,	September 30,	September 30,
	2020	2021	2020	2021
	RMB'000	RMB'000	USD'000	USD'000
Net loss	(1,553)	(38,926)	(229)	(6,041)
Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustment	(9,634)	1,035	(1,419)	160
Other comprehensive income (loss)	(9,634)	1,035	(1,419)	160
Comprehensive loss	(11,187)	(37,891)	(1,648)	(5,881)
Less: Comprehensive income (loss) attributable to non-controlling interests	1,491	(5,480)	219	(851)
Comprehensive loss attributable to ordinary shareholders	(12,678)	(32,411)	(1,867)	(5,030)

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB or USD, as indicated)

	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2020	2021	2020	2021
	RMB'000	RMB'000	USD'000	USD'000
Net loss	(37,206)	(33,407)	(5,480)	(5,185)
Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation adjustment	(6,107)	(1,158)	(900)	(180)
Other comprehensive loss	(6,107)	(1,158)	(900)	(180)
Comprehensive loss	(43,313)	(34,565)	(6,380)	(5,365)
Less: Comprehensive loss attributable to non-controlling interests	(3,814)	(5,862)	(562)	(910)
Comprehensive loss attributable to ordinary shareholders	(39,499)	(28,703)	(5,818)	(4,455)

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data, per ADS data and percentages)

	Three months ended
	September 30,	September 30,
	2020	2021
	RMB'000	RMB'000
Net margin attributable to ordinary shareholders	-3.5%	-30.6%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	-3.2%	0.8%
Net loss attributable to ordinary shareholders	(2,969)	(33,447)
Adjustment for share-based compensation (net of tax effect of nil for both three months ended September 30, 2020 and 2021)	281	91
Adjustment for loss on litigation (net of tax effect of nil for both three months ended September 30, 2020 and 2021)	-	34,212
Adjusted net income (loss) attributable to ordinary shareholders (non-GAAP)	(2,688)	856
Net loss attributable to ordinary shareholders per ADS, diluted	(0.09)	(1.01)
Adjusted net income (loss) attributable to ordinary shareholders per ADS, diluted (non-GAAP)	(0.08)	0.03
Weighted average number of ADSs used in computation:
Diluted	33,314,139	33,226,010

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data, per ADS data and percentages)

	Nine months ended
	September 30,	September 30,
	2020	2021
	RMB'000	RMB'000
Net margin attributable to ordinary shareholders	-11.5%	-9.5%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	-10.3%	3.7%
Net loss attributable to ordinary shareholders	(33,354)	(27,522)
Adjustment for share-based compensation (net of tax effect of nil for both nine months ended September 30, 2020 and 2021)	3,329	525
Adjustment for loss on litigation (net of tax effect of nil for both nine months ended September 30, 2020 and 2021)	-	37,646
Adjusted net income (loss) attributable to ordinary shareholders (non-GAAP)	(30,025)	10,649
Net loss attributable to ordinary shareholders per ADS, diluted	(1.00)	(0.83)
Adjusted net income (loss) attributable to ordinary shareholders per ADS, diluted (non-GAAP)	(0.90)	0.32
Weighted average number of ADSs used in computation:
Diluted	33,480,325	33,280,053